Yukon-Nevada Gold Corp.

CONSENT OF AUTHOR

Todd W. Johnson, P.E., MAusIMM
Yukon-Nevada Gold Corp.
900 – 688 West Hastings St.
Vancouver, BC, Canada V6B 1P1
(604) 688-9427
Fax: (604) 688-9426
E:mail: todd@yngc.ca

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres du Quebec
Nunavut Legal Registry
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland
Registrar of Securities, Government of the Yukon Territories
Securities Registry, Government of the Northwest Territories

I, Todd W. Johnson, P.E., do hereby consent to the filing of the technical report titled *NI 43-101 Technical Report Update, Jerritt Canyon Property, Elko County, Nevada, USA,* and dated 28 June 2011, with an effective date of 1 January, 2011 (the "Technical Report") with the securities regulatory authorities referred to above. I am a "qualified person" as defined by National Instrument 43-101 and I consent to the extracts from, or summary of the Technical Report in such written disclosure. I also confirm that as a qualified person that I have read the written disclosure being filed and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 28th day of June 2011.

Yukon-Nevada Gold Corp.

Todd W. Johnson, M.Sc., P.E., MAusIMM
Yukon-Nevada Gold Corp.
900 – 688 West Hastings St.
Vancouver, BC, Canada V6B 1P1
(604) 688-9427
Fax: (604) 688-9426
E:mail: todd@yngc.ca

PROFESSIONAL ENGINEER - STATE OF NEVADA
TODD W. JOHNSON
Exp: 6-30-2013
GEOLOGICAL
No. 16748